EXHIBIT 99.2

First Mining Gold Corp.

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of net loss and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants Vancouver, Canada

March 24, 2022

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

FIRST MINING GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND 2020

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	December 31, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	$29,516	$28,901
Investments (Note 4)	13,386	18,425
Prepaid expenses, accounts and other receivables (Note 5)	1,009	2,700
Total current assets	43,911	50,026

Non-current
Mineral properties (Note 6)	170,017	179,429
Investment in Treasury Metals Inc. (Note 7)	15,400	63,812
Investment in PC Gold Inc. (Note 8)	21,570	-
Investment in Big Ridge Gold Corp. (Note 9)	1,491	-
Mineral property investments (Note 10)	6,435	6,726
Property and equipment	1,086	570
Other assets	399	650
Total non-current assets	216,398	251,187
TOTAL ASSETS	$260,309	$301,213

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	$4,491	$2,013
Current portion of lease liability	127	112
Provision for Pickle Crow reclamation funding (Note 6(b))	990	-
Current portion of environmental reclamation provision (Note 13)	-	250
Option – PC Gold (Note 6(b))	4,347	4,410
Obligation to distribute investments (Note 7)	-	34,040
Total current liabilities	9,955	40,825

Non-current
Lease liability	315	442
Environmental reclamation provision (Note 13)	-	3,133
Silver Stream derivative liability (Note 11)	26,114	13,260
Total non-current liabilities	26,429	16,835
TOTAL LIABILITIES	36,384	57,660
SHAREHOLDERS’ EQUITY
Share capital (Note 14)	318,499	317,167
Warrant and share-based payment reserve (Note 14)	47,282	44,648
Accumulated other comprehensive gain (loss)	410	(1,392)
Accumulated deficit	(142,266)	(116,870)
Total shareholders’ equity	223,925	243,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$260,309	$301,213

Subsequent events (Note 22)

The consolidated financial statements were approved by the Board of Directors:

The accompanying notes are an integral part of these consolidated annual financial statements.

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

1

FIRST MINING GOLD CORP.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Year ended December 31,
	2021	2020

OPERATING EXPENSES (Note 15)
General and administration	$6,265	$3,573
Exploration and evaluation	960	812
Investor relations and marketing communications	2,247	1,111
Corporate development and due diligence	509	468
Impairment of non-current assets (Note 7(c))	24,304	24,870
Loss from operational activities	(34,285)	(30,834)

OTHER ITEMS
Gain on deconsolidation of subsidiary (Note 6(b))	8,830	-
Fair value loss on Silver Stream liability (Note 11)	(3,046)	(5,882)
Investments fair value (loss) gain (Note 4)	(4,210)	765
Foreign exchange (loss) gain	(99)	329
Other expenses	(98)	(114)
Interest and other income	422	184
Loss on disposal of subsidiaries	-	(296)
Loss before income taxes and equity income	$(32,486)	$(35,848)

Deferred income tax recovery (Note 17)	-	1,587
Equity (loss) income and dilution impacts of equity accounted investments (Note 7)	(5,864)	1,446
Net loss for the year	$(38,350)	$(32,815)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (Note 4)	2,094	1,611
Mineral property investments fair value (loss) gain (Note 10)	(293)	1,329
Items that may be reclassified to net (loss) or income:
Currency translation adjustment of foreign subsidiaries	1	(10)
Recycling of currency translation adjustment on disposal of foreign subsidiaries	-	(673)
Other comprehensive income	1,802	2,257

Net loss and comprehensive loss for the year	$(36,548)	$(30,558)
Basic and diluted loss per share (in dollars)	$(0.05)	$(0.05)
Weighted average number of shares outstanding – Basic and Diluted	698,677,526	644,940,126

The accompanying notes are an integral part of these consolidated annual financial statements.

2

FIRST MINING GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Year ended December 31,
	2021	2020

Cash flows from operating activities
Net loss for the year	$(38,350)	$(32,815)
Adjustments for:
Gain on deconsolidation of subsidiary (Note 6)	(8,830)	-
Impairment of non-current assets (Note 7)	24,304	24,870
Share-based payments (Note 14(d))	1,998	958
Depreciation	320	305
Fair value loss on Silver Stream derivative liability (Note 11)	3,046	5,882
Investments fair value loss (gain) (Note 4)	4,210	(765)
Other (income) expenses	(85)	129
Unrealized foreign exchange loss (gain)	49	(404)
Deferred income tax recovery	-	(1,587)
Equity and dilution loss (gain) on equity accounted investments	5,864	(1,446)
Loss on disposal of subsidiaries	-	296
Operating cash flows before movements in working capital	(7,474)	(4,577)
Changes in non-cash working capital items:
Increase in accounts and other receivables	(18)	(59)
(Decrease) increase in prepaid expenditures	(19)	9
(Decrease) increase in accounts payables and accrued liabilities	1,068	405
Total cash used in operating activities	(6,443)	(4,222)
Cash flows from investing activities
Mineral property expenditures (Notes 6, 7)	(15,771)	(17,629)
Proceeds from sale of investments	16,357	4,937
Property and equipment purchases	(707)	(272)
Option payments and expenditures recovered (Note 6)	1,968	148
Total cash provided by (used in) investing activities	1,847	(12,816)
Cash flows from financing activities
Net proceeds from bought deal financing	-	26,677
Net proceeds from private placements	-	9,124
Proceeds from Silver Stream (Note 11)	4,757	3,263
Net proceeds from ATM program	-	125
Proceeds from exercise of warrants and stock options	668	1,296
Repayment of lease liability	(112)	(94)
Finance costs paid	(50)	(56)
Total cash provided by financing activities	5,263	40,335
Foreign exchange effect on cash	(52)	(298)
Change in cash and cash equivalents	615	22,999
Cash and cash equivalents, beginning	28,901	5,902
Cash and cash equivalents, ending	$29,516	$28,901
Cash	$13,593	$16,857
Term deposits	15,923	12,044
Cash and cash equivalents, ending	$29,516	$28,901

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated annual financial statements

3

FIRST MINING GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from bought deal financing	57,500,000	25,339	3,411	-	-	-	28,750
Bought deal financing share issuance costs	-	(1,821)	(252)	-	-	-	(2,073)
Proceeds from private placements	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability	-	(300)	-	-	-	-	(300)
Private placements share issuance costs	-	(136)	(22)	-	-	-	(158)
At-the-market distributions	532,000	125	-	-	-	-	125
Exercise of options (Note 14(d))	3,717,500	1,817	-	(606)	-	-	1,211
Exercise of warrants (Note 14(c))	247,500	98	(13)	-	-	-	85
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Shares issued on acquisition of the East Cedartree claims	3,000,000	1,215	-	-	-	-	1,215
Warrants issued to First Majestic Silver Corp.	-	-	6,278	-	-	-	6,278
Share-based payments	-	-	-	1,400	-	-	1,400
Obligation to distribute investments	-	-	-	-	-	(34,040)	(34,040)
Net loss for the year	-	-	-	-	-	(32,815)	(32,815)
Other comprehensive income	-	-	-	-	2,257	-	2,257
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 14(d))	2,287,500	841	-	(265)	-	-	576
Exercise of warrants (Note 14(c))	265,650	94	(2)	-	-	-	92
Shares issued on acquisition of Birch-uchi mineral property tenure (Note 6)	1,107,035	385	-	-	-	-	385
Cameron Gold exploration agreement	25,000	12	9	-	-	-	21
Share reduction due to expiry	(701,579)	-	-	-	-	-	-
Share-based payments	-	-	-	2,892	-	-	2,892
Obligation to distribute investments fair value adjustment	-	-	-	-	-	12,954	12,954
Loss for the period	-	-	-	-	-	(38,350)	(38,350)
Other comprehensive loss	-	-	-	-	1,802	-	1,802
Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925

The accompanying notes are an integral part of these consolidated annual financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

1.	NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2. First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project in northwestern Ontario. The Company also holds a large equity position in Treasury Metals Inc. which is advancing the Goliath Gold Complex toward construction. First Mining’s portfolio of gold projects in eastern Canada also includes Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects. In addition, the Company holds a 30% interest in the PC Gold Inc. legal entity which holds the Pickle Crow gold project (being advanced by Auteco Minerals Ltd).

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the year ended December 31, 2021, there were no significant financial impacts on the Company.

2.	BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in thousands of Canadian dollars and, unless indicated otherwise, the textual amounts are expressed in Canadian dollars and tabular amounts are expressed in thousands of Canadian dollars, in the notes.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) (Note 22: Subsequent Events)	Québec, Canada

These consolidated financial statements were approved by the Board of Directors on March 24, 2022.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a)	Financial Instruments

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

(ii)	Measurement

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

b)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

c)	Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting a mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to mineral properties and mine development costs.

d)	Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Any impairment loss is charged to profit or loss.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

•	The right to explore the area has expired or will expire in the near future with no expectation of renewal;

•	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;

•	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and

•	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

e)	Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

   Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

f)	Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

Additional environmental disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

g)	Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from financings involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis.

i)	Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

j)	Share-based Payments

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based payments are reflected in the share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

k)	Leases

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For new leases, a right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment.

l)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

m)	Investments in associates

An associate is an entity over which the Company has significant influence, and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

n)	Accounting Policy Judgements and Estimation Uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The following discusses accounting policy judgments and the sources of estimation uncertainty:

(i)	Accounting Policy Judgements

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment assessments for Investments in Associates

With respect to its investments in associates, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at each associate’s exploration properties, the ability of each associate to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying shares of the associate companies. The publicly quoted share price of an associate, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3.	ACCOUNTING POLICIES (Continued)

(ii)	Estimation Uncertainty

Valuation of Mineral Property Investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market-based variables could result in the fair value being less than or greater than the amount recorded.

Fair Value of Silver Stream Derivative Liability

The determination of the fair value of the Silver Stream is an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other. The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 11. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in the statement of net loss and comprehensive loss in future periods.

Fair Value of the Option – PC Gold

The Company has made assumptions when estimating the fair value of the PC Gold option liability which arises under the terms of the Earn-In Agreement described in Note 6(b). As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 6(b). Changes in these assumptions can significantly affect the fair value estimate.

o)	Accounting Standards Issued but Not Yet Applied

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4.	INVESTMENTS

The movements in investments during the years ended December 31, 2021 and 2020 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	216	-	13,907
Disposals	(13,971)	(710)	-	(14,681)
Gain recorded in other comprehensive income	-	2,094	-	2,094
Loss recorded in net loss	(587)	-	(3,698)	(4,285)
Distribution to shareholders	-	-	(2,074)	(2,074)
Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions	11,134	-	9,812	20,946
Disposals	(6,672)	-	-	(6,672)
Gain recorded in other comprehensive loss	-	1,611	-	1,611
Gain (loss) recorded in net loss	4,805	-	(4,040)	765
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425

The Company’s investments classified as FVTPL and FVTOCI are marketable securities of publicly traded companies held as strategic interests. In each case, the Company has less than a 10% equity interest.

During the year ended December 31, 2021, the Company:

•	Received 100,000,000 common shares of Auteco (initial recognition - $8,640,000, December 31, 2021 – $8,399,000) in connection with the Auteco Earn-In Agreement (defined in Note 6(b));
•	Sold a total of 687,300 common shares of First Majestic for net proceeds of $13,936,000 which resulted in a $3,725,000 realized gain on sale based on the original cost at the time of receipt;

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4.	INVESTMENTS (continued)

•	Sold a total of 1,671,732 common shares of other marketable securities for net proceeds of $707,000 which resulted in a realized gain on sale of $314,000 based on the original cost at the time of receipt; and
•

In addition to amounts included in the Investments table above and in conjunction with the Treasury Metals share and warrant distribution a fair value gain of $75,000 was recorded in the consolidated statements of loss and comprehensive loss.

5.	PREPAID EXPENSES, ACCOUNTS AND OTHER RECEIVABLES

Category	December 31, 2021	December 31, 2020
Current
GST and HST receivables	$564	$593
Investment sale proceeds receivable	-	1,715
Other receivables	40	38
Prepaid expenses	405	354
Total prepaids expenses, current accounts and other receivables	$1,009	$2,700

6.	MINERAL PROPERTIES

As at December 31, 2021 and December 31, 2020, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Cameron	Duquesne/Pitt	Hope Brook (Note 6(a))	Pickle Crow (Note 6(b))	Goldlund (Note 7)	Others (1)	Total
Balance December 31, 2020	$87,907	$31,875	$7,229	$20,612	$24,986	$-	$6,820	$179,429
Acquisition	$1,222	21	-	-	-	-	1,047	$2,290
Concessions, taxes and royalties	$684	32	3	20	-	-	-	$739
Salaries and share-based payments	$3,311	185	6	44	22	-	117	$3,685
Drilling, exploration, and technical consulting	$4,235	102	6	16	3,251	-	559	$8,169
Assaying, field supplies, and environmental	$5,194	80	-	3	-	-	19	$5,296
Travel and other expenditures	$1,512	34	-	17	-	-	6	$1,569
Total Expenditures	$16,158	$454	$15	$100	$3,273	$-	$1,748	$21,748
Disposal, impairment or reclassification	-	-	-	(2,685)	(28,259)	-	(216)	(31,160)
Balance December 31, 2021	$104,065	$32,329	$7,244	$18,027	$-	$-	$8,352	$170,017

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	Springpole	Cameron	Duquesne/ Pitt	Hope Brook	Pickle Crow	Goldlund	Others (1)	Total
Balance December 31, 2019	$76,775	$27,374	$7,217	$20,071	$19,263	$98,894	$3,221	$252,815
Acquisition	$-	4,219	-	-	-	-	-	$4,219
Concessions, taxes and royalties	$740	11	3	20	20	2	60	$856
Salaries and share-based payments	$1,300	145	1	148	71	430	7	$2,102
Drilling, exploration, and technical consulting	$4,828	52	8	140	4,409	796	37	$10,270
Assaying, field supplies, and environmental	$3,555	50	-	123	1,217	255	8	$5,208
Travel and other expenditures	$709	24	-	110	6	126	2	$977
Total Expenditures	$11,132	$4,501	$12	$541	$5,723	$1,609	$114	$23,632
Disposal, impairment or reclassification	-	-	-	-	-	(100,503)	3,485	(97,018)
Balance December 31, 2020	$87,907	$31,875	$7,229	$20,612	$24,986	$-	$6,820	$179,429

______________

(1)

Other mineral properties as at December 31, 2021 and December 31, 2020 include: the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project); eight properties in Ontario’s Birch-uchi greenstone belt including five under option (see below); a 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 7), which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020; and, the Turquoise Canyon property in Nevada (under option to Westward Gold Inc.).

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

a)	Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. “Big Ridge” (the “Big Ridge transaction”) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earn-in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, First Mining nominated one member to the Board of Directors of Big Ridge upon closing and received $500,000 and 11,500,000 shares of Big Ridge which have been credited against the Hope Brook project mineral property balance. At the year ended December 31, 2021, the Company assessed the Hope Brook Project for impairment indicators and no impairment indicators were identified. See Note 9 below for further details of the equity accounted investment in Big Ridge.

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

b)	Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the Earn-In is comprised of two stages:

•	Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
	○	Spending $5,000,000 on exploration and environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
	○	Issuing 100 million shares of Auteco to First Mining.

•	Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
	○	Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project;
	○	Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
	○	Issuing to First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

Upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash, after which First Mining’s residual 20% interest in PC Gold is carried until a construction decision in relation to the Pickle Crow Project, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. During the term of the Auteco Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

During the year ended December 31, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. Auteco incurred a total of $3,570,000 in exploration expenditures during the year ended December 31, 2020.

On June 9, 2021, the Company announced completion of the Stage 1 earn-in and Auteco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 Auteco shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s consolidated financial statements. The gain on deconsolidation was calculated as a result of derecognizing the net assets of PC Gold and recognizing the fair value of the residual interest in the equity accounted associate, the additional Auteco consideration shares along with the fair value of the Stage 2 and final earn-in option liabilities.

As the Earn-In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

The following information summarizes the deconsolidation of PC Gold as at June 9, 2021:

June 9, 2021
Fair Value of retained interest in PC Gold Inc.
112,146,017 shares at $0.32 per share (deemed FV based on underlying property interest)	$36,000
Provision for Pickle Crow reclamation funding	(1,160)

Fair value of Auteco shares received as additional consideration (Note 3)	8,640

Option – PC Gold liability fair value of Stage 2 and final earn in options	(17,306)

Net assets of PC Gold
Prepaids	3
Reclamation deposit	120
Mineral property, net	20,358
Environmental reclamation liability, net	(3,137)
Net assets of subsidiary	17,344

Gain on loss of control of subsidiary, Net	$8,830

At the time of deconsolidation of PC Gold in June 2021, management estimated a fair value for the Stage 2 and final Auteco earn-in options of $17,306,000 based on the portion of the fair value of the PC Gold investment that the Company would be required to divest net of any future proceeds from Auteco.

Following completion of the Stage 2 earn-in in August 2021 the Stage 2 option liability of $12,959,000 was settled and the Company delivered the additional 19% interest in PC Gold to Auteco, reducing the Company’s interest to 30%.

The $4,347,000 Option - PC Gold balance as at December 31, 2021 represents the fair value of the Company’s obligation to deliver to Auteco an additional 10% equity interest if Auteco exercises its option and paid a further $3,000,000 to First Mining.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

The Company’s agreement with Auteco requires First Mining to contribute its pro-rata share of environmental reclamation funding, which as at December 31, 2021 was 30% following completion of the stage 2 earn-in. Accordingly, the company has recorded a provision of $990,000 as at December 31, 2021 (December 30, 2020 - $nil).

c)	Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three year option term.

d)	Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% of the project by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining shares to Whitefish.

e)	Vixen properties acquisition

On September 15, 2021, the Company entered into a three year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash and share payments of approximately $950,000 to ALX during the term of the option, and by incurring at least $500,000 worth of expenditures on the property during the initial three year option term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties and will have an additional period of two years to acquire the remaining 30% of the project by paying $500,000 in cash and issuing $500,000 worth of First Mining shares to ALX.

f)	Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining Shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

g)	Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three year option term.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

7.	INVESTMENT IN TREASURY METALS

a)	Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at December 31, 2021.

b)	Initial Recognition of Consideration Received

The components of the consideration received in connection with the sale of Tamaka comprised the following:

•	$78,000,000 for 43.33 million Treasury Metals Shares (the “Share Consideration”);
•	$9,812,000 for 11.67 million Treasury Metals Warrants (the “Warrant Consideration”) - Note 4; and
•	$3,709,000 for the retained 1.5% NSR (the “NSR Consideration”) - Note 6.
$91,521,000

Share Consideration

The Company applies equity accounting for the investment in the Treasury Metals Shares. The fair value of the Treasury Metals Shares at closing of $78,000,000 was determined using the quoted price of Treasury Metals common shares on August 7, 2020. Upon closing of the transaction, First Mining held approximately 40% (December 31, 2020 - $78,000,000) of Treasury Metals common shares (on an undiluted basis) and nominated three individuals to its Board of Directors. The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method until such time as it no longer has significant influence.

Warrant Consideration

The warrants of Treasury Metals have been accounted for as FVTPL. The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants held in Treasury Metals both as at August 7, 2020 and on an ongoing basis until the distribution on July 15, 2021. The Company used the following assumptions:

	August 7, 2020	December 31, 2020	July 15, 2021
Risk-free interest rate	0.23%	0.20%	0.44%
Expected life (years)	3.00 years	2.60 years	2.07 years
Expected volatility(1)	62.44%	64.42%	62.64%
Expected dividend	Nil	Nil	Nil

(1)	The computation of expected volatility was based on Treasury Metals’ historical price volatility, over a period which approximates the expected life of the warrant.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

7.	INVESTMENT IN TREASURY METALS (Continued)

NSR Consideration

The 1.5% NSR royalty on Goldlund was measured at a fair value of $3,709,000 and is included as part of “Others” in “Mineral Properties” (Note 6).

c)	Equity Accounting Method for Investment in Treasury Metals and Impairment

During the year the Company recorded a $24,304,000 impairment of the investment based on the quoted price of Treasury Metals shares and therefore carrying value is equal to fair value ($23,555,000 was recorded as at March 31, 2021 and $749,000 was recorded as at December 31, 2021).This impairment was recorded within the impairment of non-current assets in the consolidated statement of net loss and comprehensive loss.

In 2021 the Company recorded dilution losses on the investment in Treasury Metals predominantly as a result of the exercise of special warrants by Treasury Metals investors (reducing the Company’s interest from 38.4% to 33.3%).

On July 15, 2021 a portion of the Treasury Metals shares were distributed to shareholders of First Mining (Note 7(d)).

As at December 31, 2021, the Company owns approximately 20.0 million Treasury Metals Shares.

	December 31, 2021	December 31, 2020
Balance, beginning of period	$63,812	$-
Acquisition – Initial Recognition on August 7, 2020	-	78,000
Equity (loss) income	(167)	1,446
Dilution event in Q2, 2021	(5,000)	-
Impairment of Investment in Treasury Metals Inc.	(24,304)	(15,634)
Distribution to shareholders	(18,941)	-
Balance, December 31, 2021	$15,400	$63,812

The equity accounting for Treasury Metals is based on audited results for the year ended December 31, 2021. The Company’s estimated equity share of Treasury’s net loss for the year ended December 31, 2021 was $167,000.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

7.	INVESTMENT IN TREASURY METALS (Continued)

Treasury Metals Summarized Statements of Total Comprehensive Loss and Financial Position

A summary of Treasury Metals' consolidated statement of other comprehensive loss during year ended December 31, 2021 is as follows:

Year ended December 31, 2021
Loss before income taxes	$(1,517)
Deferred income tax recovery	(2,233)
Net loss for the year	(3,750)
Other comprehensive income	(766)
Total comprehensive loss	$(4,516)

The assets and liabilities of Treasury Metals are summarized in the following table and the December 31, 2021 numbers are taken from Treasury Metals’ consolidated financial statements as at December 31, 2021.

December 31, 2021
Current assets	$11,911
Non-current assets	190,690
202,601
Current liabilities	3,995
Non-current liabilities	7,643
11,638
Net assets	$190,963

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

7.	INVESTMENT IN TREASURY METALS (Continued)

Reconciliation of Treasury Metal’s Net Assets to First Mining’s Carrying value as at December 31, 2021

Balance, December 31, 2020	$173,053
Equity increase from special warrant issuance	16,471
Operating loss (January 1, 2021 to December 31, 2021)	(4,516)
Other increases in equity of Treasury Metals	5,955
Balance, December 31, 2021	$190,963
First Mining’s share of net assets	29,408
Incremental decrease in fair value of Goldlund-Goliath mineral property	2,294)
Cumulative impairment of investment in Treasury Metals @ ownership %	(16,302)
Carrying value	$15,400

d)	Distribution to shareholders

In accordance with the terms of a Shareholders Agreement signed in connection with the Treasury Share Purchase Agreement, First Mining distributed approximately 23.3 million Treasury Metals Shares and all 11.6 million Treasury Metals Warrants to its shareholders (the “Distribution”) on July 15, 2021. Following the Distribution, First Mining retained approximately 20.0 million Treasury Metals Shares, leaving the Company with an approximate 15.4% interest in Treasury Metals. First Mining’s percentage ownership along with its Board representation of three Board seats continue to support the conclusion that it has significant influence.

8.	INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in by Auteco, First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions.

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

8.	INVESTMENT IN PC GOLD INC. (Continued)

December 31, 2021
Balance, beginning of period	$-
Acquisition – Initial Recognition on June 9, 2021	36,000
Equity loss	(3)
Dilution of ownership -Stage 2 earn-in completion	(14,427)
Balance, December 31, 2021	$21,570

The subsequent equity accounting for PC Gold is based on audited results for the year-ended June 30, 2021 and on the unaudited six-month period ended December 31, 2021. The Company’s estimated equity share of PC Gold’s net loss for the year ended December 31, 2021 was $3,000.

Upon completion of the Stage 2 earn-in by Auteco on August 26, 2021, the Company recorded a $14,427,000 reduction in the investment carrying value based upon the ownership interest reduction from 49% to 30%. Upon the delivery of this additional interest the Company settled $12,960,000 of the PC Gold option liability and received cash proceeds received from Auteco of (i) $1,000,000 and (ii) $468,000 for unspent environmental reclamation work as part of the PC Gold Earn-in Agreement (Note 6(b)).

PC Gold Summarized Statements of Total Comprehensive Loss and Financial Position

A summary of PC Gold's consolidated statement of other comprehensive loss during year ended December 31, 2021 is as follows:

Six-month period ended December 31, 2021
Loss before income taxes	$(10)
Deferred income tax recovery	-
Net loss for the year	(10)
Other comprehensive income	-
Total comprehensive loss	$(10)

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

8.	INVESTMENT IN PC GOLD INC. (Continued)

The assets and liabilities of PC Gold are summarized in the following table and the December 31, 2021 numbers are taken from PC Gold’s consolidated financial statements as at December 31, 2021.

December 31, 2021
Current assets	$-
Non-current assets	39,793
39,793
Current liabilities	10,931
Non-current liabilities	3,631
14,562
Net assets	$25,231

Reconciliation of PC Gold’s Net Assets to First Mining’s Carrying value as at December 31, 2021

Balance, December 31, 2020	$-
Initial Recognition on June 9, 2021	17,344
Equity loss (June 9, 2021 to December 31, 2021)	(11)
Other increases in equity of PC Gold	7,898
Balance, December 31, 2021	$25,231
First Mining’s share of net assets	7,569
Incremental fair value of Pickle Crow mineral property	14,001
Carrying value	$21,570

9.	INVESTMENT IN BIG RIDGE GOLD CORP.

Following completion of the Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000) and was 11.0% on December 31, 2021 following a dilution event whereby Big Ridge issued 24.4 million flow-through shares as part of a private placement. The fair value of the share position at December 31, 2021 was $3,565,000. In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

24

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

9.	INVESTMENT IN BIG RIDGE GOLD CORP. (Continued)

December 31, 2021
Balance, beginning of period	$-
Acquisition – Initial Recognition on June 7, 2021	2,185
Equity loss	(106)
Dilution event in Q2 2021	(588)
Balance, December 31, 2021	$1,491

The subsequent equity accounting for Big Ridge Gold is based on audited results for the year ended June 30, 2021, and on the unaudited six-month period ended December 31, 2021. The Company’s estimated equity share of Big Ridge’s net loss for the year ended December 31, 2021 was $106,000.

Big Ridge Gold Summarized Statements of Total Comprehensive Loss and Financial Position

A summary of Big Ridge Gold's consolidated statement of other comprehensive loss during the six-months December 31, 2021 is as follows:

Six-month period ended December 31, 2021
Loss before income taxes	$(1,288)
Deferred income tax recovery	-
Net loss for the year	(1,288)
Other comprehensive income	-
Total comprehensive loss	$(1,288)

The assets and liabilities of Big Ridge Gold are summarized in the following table and the December 31, 2021 numbers are taken from Big Ridge Gold’s consolidated financial statements as at December 31, 2021.

December 31, 2021
Current assets	$7,924
Non-current assets	7,794
15,718
Current liabilities	239
Non-current liabilities	321
560
Net assets	$15,158

25

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

9.	INVESTMENT IN BIG RIDGE GOLD CORP. (Continued)

Reconciliation of Big Ridge Gold’s Net Assets to First Mining’s Carrying value as at December 31, 2021

Balance, December 31, 2020	$-
Initial Recognition on June 9, 2021	12,769
Equity loss (June 9, 2021 to December 31, 2021)	(4,583)
Other increases in equity of Big Ridge Gold	6,972
Balance, December 31, 2021	$15,158
First Mining’s share of net assets	1,667
Dilution event in Q2, 2021	(588)
Incremental fair value of Hope Brook mineral property	412
Carrying value	$1,491

10.	MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:

•	Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
•	Gold spot prices over the period from the acquisition of the investment to December 31, 2021;
•	The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
•	Recent transactions involving mineral properties located in Quebec.

During the year ended December 31, 2021, management determined, as a function of the falling gold price environment, that there was a decline in the fair value of mineral property investments and a fair value loss of $293,000 was recorded for the year ended December 31, 2021 (year ended December 31, 2020 - $1,329,000) (Note 21). As at December 31 2021, the fair value of the Company’s mineral property investments is $6,435,000 (December 31, 2020 - $6,726,000). See Subsequent events (Note 22).

26

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

11.	SILVER STREAM DERIVATIVE LIABILITY

a)	Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $28.5 million as at December 31, 2021) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”).

Consideration payable for the Silver Stream includes one further tranche (split evenly between cash and First Majestic common shares) of US$5 million (approx. $6.3 million as at December 31, 2021) payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million ($23.5 million received for Tranche 1 and Tranche 2) constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. In the event the Company exercises the Buy-Back Right by paying US$22.5 million (approx. $28.5 million) to First Majestic, the Advance Payment amount shall be reduced to nil.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b)	Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The Company considered whether the Silver Stream would qualify as an ‘own use contract’, whereby it would not require fair value accounting under IFRS. An ‘own use contract’ is one that results in the physical delivery of a company’s own non-financial asset. The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic.

27

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

11.	SILVER STREAM DERIVATIVE LIABILITY (Continued)

The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement. The key inputs to calculate the fair value of the silver stream derivative liability at each reporting date include:

•	COMEX spot silver price;
•	COMEX silver futures curve;
•	COMEX 4-year at-the-money silver implied volatility;
•	USD 3-month LIBOR discount curve;
•	First Mining’s estimated credit spread;
•	Probability of receiving future advanced payments; and
•	Quarterly delivery schedule of payable silver (updated for the recently completed Pre-Feasibility Study).

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains and losses recorded in the statement of net loss and comprehensive loss.

The fair value of the Silver Stream derivative liability as at December 31, 2021 is US$20,664,000 ($26,114,000), which is comprised of the Silver Stream obligation fair value of US$23,818,000 ($30,098,000) less the Advance Payment receivable fair value of US$3,154,000 ($3,984,000).

The fair value of the Silver Stream derivative liability as at December 31, 2020 was US$10,415,000 ($13,260,000), which is comprised of the Silver Stream obligation fair value of US$21,761,000 ($27,706,000) less the Advance Payment receivable fair value of US$11,346,000 ($14,446,000).

Silver Stream derivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(5,882)
Balance, December 31, 2020	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million)	(9,808)
Change in fair value during the period	(3,046)
Balance, December 31, 2021	$(26,114)

28

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31, 2021	December 31, 2020
Accounts payable	$2,437	$837
Accrued liabilities	2,054	1,176
Total	$4,491	$2,013

13.	ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. Following the completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, and the environmental reclamation provision, which was recorded as a liability in the PC Gold Inc. legal entity, was deconsolidated from First Mining financial statements.

	December 31, 2021	December 31, 2020
Balance, beginning of year	$3,383	$2,355
Additions to present value of environmental reclamation provision	-	1,200
Reclamation costs incurred	(250)	(200)
Interest or accretion expense	4	28
Deconsolidation of PC Gold Inc.	(3,137)	-
Balance, end of year	$-	$3,383

Statements of Financial Position Presentation	December 31, 2021	December 31, 2020
Current portion of environmental reclamation provision	$-	$250
Non-current environmental reclamation provision	-	3,133
Total	$-	$3,383

29

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b)	Issued and Fully Paid

Common shares: 700,200,059 (December 31, 2020 – 697,216,453).

Preferred shares: nil (December 31, 2020 – nil).

c)	Warrants

The movements in warrants during the years ended December 31, 2021 and 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	77,460,159	0.49
Warrants exercised	(247,500)	0.34
Balance as at December 31, 2020	93,085,657	$0.48
Warrants issued	2,100,228	0.38
Warrants exercised	(265,650)	0.33
Warrants expired	(3,027,615)	0.44
Balance as at December 31, 2021	91,892,620	$0.48

30

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL (Continued)

The following table summarizes information about warrants outstanding as at December 31, 2021:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.31	18,247,009	$0.31	1.15
$0.37	44,845,611	0.37	2.61
$0.42	50,000	0.42	1.58
$0.65	28,750,000	0.65	0.65
	91,892,620	$0.45	1.71

As a result of the TML distribution an additional 2,050,228 warrants were issued to an individual warrant holder per the terms of the convertible security adjustment provision of the warrant indenture. In addition, following the Treasury Metals distribution the exercise prices of all the outstanding warrants outstanding as at July 15, 2021 were reduced per the terms of the respective convertible security adjustment provisions of the warrant indentures.

The Warrants issued during the year ended December 31, 2021 and year ended December 31, 2020 (excluding warrants issued to First Majestic under the terms of the Silver Purchase Agreement (Note 11)) have been valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Risk-free interest rate	0.50%	0.85%
Expected life (years)	2 years	2.39 years
Expected volatility	63.09%	68.36%
Expected dividend yield	Nil	Nil

d)	Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

31

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL (Continued)

The movements in stock options during the years ended December 31, 2021 and 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2019	46,927,500	$0.57
Options granted	11,350,000	0.25
Options exercised	(3,717,500)	0.33
Options expired	(2,790,000)	0.40
Options forfeited	(5,950,000)	0.52
Balance as at December 31, 2020	45,820,000	$0.53
Options granted	12,190,000	0.23
Options exercised	(2,287,500)	0.25
Options expired	(7,820,000)	0.73
Options forfeited	(2,762,500)	0.39
Balance as at December 31, 2021	45,140,000	$0.44

The weighted average closing share price at the date of exercise for the year ended December 31, 2021 was $0.44 (December 31, 2020 – $0.53).

The following table summarizes information about the stock options outstanding as at December 31, 2021:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.25 – 0.50	33,125,000	$0.38	2.98	26,661,250	$0.38	2.67
$0.51 – 1.00	12,015,000	0.75	0.50	12,015,000	0.75	0.50
	45,140,000	$0.48	2.32	38,676,250	$0.49	2.00

During the year ended December 31, 2021, there were 12,190,000 (December 31, 2020 - 11,350,000) stock options granted with an aggregate fair value of $2,832,105 (December 31, 2020 - $1,500,411), or a weighted average fair value of $0.23 per option (December 31, 2020 – $0.13 ). As at December 31, 2021, 6,463,750 (December 31, 2020 – 5,525,000) stock options remain unvested with an aggregate grant date fair value of $1,436,689 (December 31, 2020 - $402,000).

32

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the years ended December 31, 2021 and 2020 was classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2021	2020
General and administration	$1,235	$500
Exploration and evaluation	312	148
Investor relations and marketing communications	265	144
Corporate development and due diligence	186	166
Subtotal	$1,998	$958

Statements of Financial Position:
Mineral Properties	$894	$442
Total	$2,892	$1,400

33

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL (Continued)

The grant date fair value of the stock options recognized in the years ended December 31, 2021 and 2020 have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Risk-free interest rate	0.86%	1.72%
Share price at grant date (in dollars)	$0.44	$0.25
Exercise price (in dollars)	$0.41	$0.27
Expected life (years)	5.00 years	4.96 years
Expected volatility(1)	67.89%	69.10%
Forfeiture rate	7.50%	5.26%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e)	Restricted Share Units

The Company granted Restricted Share Units ("RSUs") under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU's for the year ended December 31, 2021:

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	1,550,000	0.40
Balance as at December 31, 2021	1,550,000	$0.40

34

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14.	SHARE CAPITAL (Continued)

f)	Deferred Share Units

The Company granted 303,000 Deferred Share Units ("DSUs") under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve. The weighted average grant date fair value of the DSUs recognized for the year ended December 31, 2021 is $0.36.

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	40,000	0.40
Granted – June 17, 2021	263,000	0.35
Balance as at December 31, 2021	303,000	$0.36

15.	OPERATING EXPENSES

Operating expenditures by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive income (loss), are as follows:

	For the year ended December 31, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$347	$98	$63	$1	$509
Consultants	227	61	120	-	408
Depreciation (non-cash)	168	152	-	-	320
Directors fees	294	-	-	-	294
Investor relations and marketing communications	-	1	1,333	-	1,334
Professional fees	1,298	-	-	-	1,298
Reimbursement of litigation expenses	1,120	-	-	-	1,120
Salaries	1,174	318	393	319	2,204
Share-based payments (non-cash) (Note 14(d))	1,235	312	265	186	1,998
Transfer agent and filing fees	368	-	44	-	412
Travel and accommodation	34	18	29	3	84
Operating expenses total	$6,265	960	$2,247	$509	$9,981
Impairment of non-current assets (non-cash) (Note 7)					24,304
Loss from operational activities					$34,285

35

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

15.	OPERATING EXPENSES (Continued)

Reimbursement of legal fees and expert costs incurred by certain parties pursuant to the terms of a settlement agreement that was signed by the Company on February 7, 2022 respect of the settlement of a non-material, historic litigation matter that involved numerous parties, one of whom was the Company’s wholly-owned subsidiary, Clifton Star Resources Inc. The Company had inherited this historical litigation matter as a result of its acquisition of Clifton Star in April 2016.

	For the year ended December 31, 2020
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$232	$166	$34	$3	$435
Consultants	164	71	10	-	245
Depreciation (non-cash)	146	159	-	-	305
Directors fees	288	-	-	-	288
Investor relations and marketing communications	3	3	579	22	607
Professional fees	934	1	-	-	935
Salaries	1,121	236	287	269	1,913
Share-based payments (non-cash) (Note 14(d))	500	148	144	166	958
Transfer agent and filing fees	163	-	41	-	204
Travel and accommodation	22	28	16	8	74
Operating expenses total	$3,573	$812	$1,111	$468	$5,964
Impairment of non-current assets (non-cash) (Note 7)					24,870
Loss from operational activities					$30,834

16.	SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and selective disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2021 and December 31, 2020 is as follows:

Non-current assets	December 31, 2021	December 31, 2020
Canada	$209,739	$244,018
USA	226	444
Total	$209,965	$244,462

36

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

17.	INCOME TAXES

	Year ended December 31, 2021	Year ended December 31, 2020
Net loss before income tax	$38,350	35,848
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	10,356	9,679
Tax effect of:
Permanent differences and other	(2,166)	(2,041)
Investment in Treasury Metals	(3,878)	(1,916)
Investment in PC Gold	2,169
Obligation to distribute investments	-	(1,802)
Flow-though eligible expenditures	-	(1,240)
Difference in tax rates in foreign jurisdictions	-	(308)
Impact of disposal of subsidiaries	-	(10,358)
Flow-through share premium liability	-	641
Changes in unrecognized deferred tax assets	(6,481)	8,932
Income tax recovery (expense)	$-	1,587

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and the same taxation authority. No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

Recognized deferred income tax assets (liabilities) are comprised of:

	December 31, 2021	December 31, 2020
Non-capital loss carryforwards	$2,969	$5,384
Mineral properties	(2,379)	(3,073)
Mineral property investments	(590)	(2,311)
Total	$-	$-

37

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

17.	INCOME TAXES (Continued)

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31, 2021	December 31, 2020
Non-capital loss carryforwards	$50,144	$49,232
Investment in Treasury Metals	20,497	14,188
Investment in PC Gold	14,430	-
Investment in Big Ridge	694	-
Silver Stream derivative liability	8,927	5,882
Investment tax credits	5,209	5,119
Other	1,432	3,936
Undeducted financing costs	1,398	1,874
Property and equipment	986	807
Mineral properties	2,404	174
Capital loss carryforwards	16,267	82
Total	$122,388	$81,294

As at December 31, 2021, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $61,266,000 (2020 - $68,059,000) which expire between the years 2025 and 2040, unrecognized Canadian capital loss carryforwards of approximately $13,644,000 (2020 - $82,000) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,209,000 (2020 - $5,119,000) which expire between the years 2024 and 2033.

18.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies controlled by or significantly influenced by them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2021 and 2020 is as follows:

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

18.	RELATED PARTY TRANSACTIONS (continued)

Service or Item	Year ended December 31,
	2021	2020
Directors’ fees	$294	$288
Salaries and bonuses	2,179	1,659
Share-based payments (non-cash)	1,128	990
Total	$3,610	$3,029

19.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2021, the significant non-cash investing and financing transactions were as follows:

•	1,107,035 shares issued with a value of $385,000 in connection with mineral property acquisitions;
•	Received 287,300 common shares of First Majestic in connection with the Silver Purchase Agreement (initial recognition - $5,631,000, December 31, 2021 – nil) (Note 11); and
•	Received 100,000,000 common shares of Auteco (initial recognition - $8,640,000, December 31, 2021 – $6,720,000) in connection with the Auteco Earn-In Agreement (Note 8).

During the year ended December 31, 2020, significant non-cash investing and financing transactions were as follows:

•	24,220 shares issued with a value of $4,000 in connection with a mineral property acquisition in 2016;
•	3,000,000 shares issued with a value of $1,215,000 in connection with acquisition of the East Cedartree claims; and
•	Received 25,000,000 common shares of Auteco with a fair value of $740,000 in connection with the Earn-In Agreement (Note 6(b)), 805,698 shares of First Majestic with a fair value of $10,394,000 in connection with the Silver Purchase Agreement (Note 11), 43.33 million shares of Treasury Metals with a fair value of $78,000,000 and 11.67 million Treasury Metals Warrants with a fair value of $9,812,000 in connection with the Treasury Share Purchase Agreement (Note 7).

20.	FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

20.	FAIR VALUE (Continued)

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	December 31, 2021				December 31, 2020
	Carrying	Fair value measurement			Carrying	Fair value measurement
	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 4)	$13,386	$13,386	$-	$-	$18,425	$12,653	$5,772	$-
Mineral property investments (Note 10)	6,435	-	-	6,435	6,726	-	-	6,726
Financial liabilities:
Silver Stream derivative liability (Note 11)	26,114	-	-	26,114	13,260	-	-	13,260
Option – PC Gold (Note 6(b))	$4,347	$-	$-	$4,347	$4,410	$-	$-	$4,410

During the year ended December 31, 2021 there have been no transfers of amounts between levels in the fair value hierarchy.

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of investments (except for Treasury Metals Warrants) were based on the quoted market prices of the shares as at December 31, 2021 and was therefore considered to be Level 1. The fair value of Treasury Metals Warrants were determined using certain Level 2 inputs, as the Black-Scholes valuation model incorporates Treasury Metals’ share price volatility. The Treasury Metals Warrants were distributed to First Mining shareholders in July 2021.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the year ended December 31, 2021, management concluded that there was a decrease in the fair value of the mineral property investments, and a fair value loss of $291,000 (December 31, 2020 - $1,329,000) was recorded (Note 10).

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

20.	FAIR VALUE (Continued)

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3. The fair value of the Option – Pickle Crow Gold Project as at December 31, 2021 was determined by reference to the portion of the estimated fair value of PC Gold to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The classification of the financial instruments as well as their carrying values as at December 31, 2021 and 2020 is shown in the table below:

At December 31, 2021
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$29,516	$-	$-	$29,516
Current accounts and other receivables	40	-	-	40
Investments	-	8,400	4,986	13,386
Mineral property investments	-	-	6,435	6,435
Total financial assets	$29,556	$8,400	$11,421	$49,377

Financial liabilities:
Accounts payable and accrued liabilities	$4,491	$-	$-	$4,491
Option – PC Gold	-	4,347	-	4,347
Silver Stream derivative liability	-	26,114	-	26,114
Total financial liabilities	$4,491	$30,461	$-	$34,952

At December 31, 2020
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$28,901	$-	$-	$28,901
Current accounts and other receivables	1,753	-	-	1,753
Investments	-	15,039	3,386	18,425
Mineral property investments	-	-	6,726	6,726
Reclamation deposit	121	-	-	121
Total financial assets	$30,775	$15,039	$10,112	$55,926

Financial liabilities:
Accounts payable and accrued liabilities	$2,013	$-	$-	$2,013
Option – PC Gold	-	4,410	-	4,410
Silver Stream derivative liability	-	13,260	-	13,260
Total financial liabilities	$2,013	$17,670	$-	$19,683

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

21.	FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTPL had been 10% higher or lower as at December 31, 2021, net loss for the year ended December 31, 2021 would have decreased or increased, respectively, by approximately $840,000 (2020 – $1,504,000), as a result of changes in the fair value of equity investments. If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2021, other comprehensive income (loss) for the year ended December 31, 2021 would have decreased or increased, respectively, by approximately $1,142,000 (2020 – $1,011,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

As at December 31, 2021, the Company held USD denominated cash and cash equivalents of $2,117,000. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by seeking to optimize the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2021 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$4,491	$4,491	$4,491	$-	$-	$-
Lease liability	442	515	165	350	-	-

As at December 31, 2021, the Company held cash and cash equivalents of $29,516,000 (December 31, 2020 - $28,901,000). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

22.	SUBSEQUENT EVENTS

Stock Options Grant

Subsequent to December 31, 2021, the Company granted 14,155,000 incentive stock options to Directors, Officers, employees and consultants of the Company under the terms of its share-based compensation plan. The stock options have a weighted average exercise price of $0.27 per share and are exercisable for a period of five years from the grant date. In addition, 1,090,000 RSUs and 356,000 DSUs were granted to Officers and Directors respectively.

Beattie Share Acquisition

Subsequent to December 31, 2021, the Company announced that it has acquired, from two individuals, an aggregate of 286,904 common shares (“Shares”) of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec (the “Transaction”). The per Share consideration paid under the Transaction was C$4.44 cash per Beattie Share and 26.62 common shares of First Mining per Beattie Share for a total consideration of C$1,272,824 in cash and 7,636,944 First Mining common shares.

Together with the 187,839 common shares of Beattie already owned by Clifton Star Resources Inc., a wholly-owned subsidiary of First Mining, the Company now owns 474,743 shares of Beattie, increasing its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.

44